UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 8.9%

FOR DECEMBER 2006

Guadalajara, Jalisco, Mexico, January 5, 2007 - Grupo Aeroportuario del Pacifico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of December 2006 compared to traffic figures for December 2005.

During December 2006, total terminal passengers increased 8.9% compared to December 2005, driven by domestic passenger traffic, which grew 18.5%. It is important to note that the traffic volume for the month of December 2006 is the Company’s new monthly historic high, thus surpassing the previous high recorded in July 2006.

Compared to December 2005, domestic terminal traffic registered a net increase of approximately 193.2 thousand passengers, mainly driven by passenger traffic growth at the Los Mochis, La Paz, Guadalajara, Tijuana, Bajío, Aguascalientes, Hermosillo, Puerto Vallarta and Los Cabos airports. The airports with the most notable increases were Los Mochis with 10.1 thousand passengers, La Paz with 16.1 thousand passengers, Guadalajara with 85.3 thousand passengers, Tijuana with 69.3 thousand passengers, Bajio with 11 thousand passengers, Aguascalientes with 1.4 thousand passengers, Hermosillo with 4.6 thousand passengers, Puerto Vallarta with 2.7 thousand passengers and Los Cabos with 2.2 thousand passengers (representing a total increase in domestic passengers at these airports of approximately 202.7 thousand passengers in December 2006, compared to December 2005). In the cases of Guadalajara, Bajío, Hermosillo, Los Mochis, La Paz, Puerto Vallarta and Tijuana, these increases continue to be largely attributable to the routes operated by the low-cost carrier airlines (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

It is important to mention that new routes were established such as: Guadalajara – Querétaro - Monterrey (Alma), Tijuana – Los Mochis - Chihuahua (Alma), Guadalajara – Los Mochis – Chihuahua (Alma), Guadalajara - Morelia (Avolar) and Guadalajara – Queretaro (Avolar).

Furthermore, the Los Mochis and La Paz airports experienced growth in domestic passenger traffic of 63.4% and 48.7%, respectively, thus maintaining the traffic recovery following the decline experienced at the beginning of the second quarter of 2006 due to the suspension of Aerocalifornia’s operations. These increases were due to the traffic from low-cost carriers, Avolar and Alma, as well as the re-initiation of Aerocalifornia’s operations.

 For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212/216	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

At the same time, GAP experienced declines in domestic terminal passenger traffic at the airports of Morelia of 5.6 thousand passengers, Manzanillo of 1.4 thousand passengers and Mexicali of 2.4 thousand passengers, representing a total decrease of approximately 9.4 thousand domestic passengers compared to December 2005.

International terminal passenger traffic during December 2006 experienced a net decrease of 32.5 thousand passengers. However, it is important to note the growth at the Tijuana airport of 0.9 thousand passengers, La Paz with 1.6 thousand passengers, Mexicali with 0.1 thousand passengers, Aguascalientes with 0.8 thousand passengers and Bajio with 2.8 thousand passengers, representing a total increase of 6.2 thousand international passengers at these airports compared to December 2005.

Decreases in international terminal passenger traffic at the Guadalajara and Morelia airports likely cased by the effect of substitutions as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

Decreases in international terminal passenger traffic at the Hermosillo and Manzanillo airports resulted from the suspension of operations of Aerocalifornia, which included the Hermosillo-Los Angeles and Manzanillo-Los Angeles routes. Despite the limited resumption of Aerocalifornia’s operations, these routes remain without service.

It is important to mention that the decreases in international traffic at the Los Cabos and Puerto Vallarta airports were due to the effect of Hurricane Wilma that took place in 2005. In 2005, these destinations experienced higher passenger traffic due to the effects of the hurricane, which caused damages to other tourist destinations and airports located in Gulf of Mexico region and thus drove passenger traffic to GAP’s regions.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of December 2006, the weekly schedule of flights operated by LCCs increased by 77 weekly segments compared to December 2005. As a result, GAP’s airports currently have a total of 587 segments, totaling 38 routes operated by this type of carrier.

In December, a total of approximately 354 thousand passengers were transported by LCCs, representing 28.67% of domestic passenger traffic for the month.

Currently, LCC’s operate at nine out of the Company’s twelve airports.

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: January 5, 2007